EX-99.B-77D

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS, INC.

SUB-ITEM 77D:         Policies with respect to security investments:

At a Meeting held May 21, 2008, the Board of Directors of W&R Target Funds, Inc. voted unanimously to change the name of the Corporation to Ivy Funds Variable Insurance Portfolios, Inc. At the same Meeting, the Board of Directors also voted unanimously to change the name and investment objective of one of its series, formerly known as W&R Target Dividend Income Portfolio. Effective July 31, 2008, the name of the Fund is Ivy Funds VIP Dividend Opportunities Portfolio. Effective July 31, 2008, the investment objective of the Portfolio is: to provide total return.